Writer’s Direct Number: (425) 313-8203
Fax: (425) 313-6593

March 3, 2014

BY EDGAR

James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:     Costco Wholesale Corporation -- Form 10-K for the Fiscal Year Ended September 1, 2013, filed
October 16, 2013 -- File No. 0-20355

Dear Mr. Allegretto:

In response to your letter of February 18, 2014 (the “Letter”), please see the discussion below, which corresponds to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended September 1, 2013

Results of Operations, page 19

Membership Fees, page 20

1.
We note your response to comment 1 of our letter dated January 22, 2014 as it relates to inclusion of the cost of the reward program in net sales. Please quantify the rewards discount included in net sales in future discussion and analysis of net sales.

Response:
We disclosed in our 2013 Form 10-K the 2% executive rewards discount deducted from net sales in our Revenue Recognition policy, contained in Item 8, “Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies.” The reductions in sales for the 2% reward disclosed were $970 million, $900 million, and $790 million in 2013, 2012, and 2011, respectively, representing less than 1% of consolidated net sales. Because the changes in these amounts and the absolute amounts were immaterial to the analysis of net sales, they were not separately discussed in Management’s Discussion and Analysis. To the extent changes in these reductions were to be material to the overall change in sales in future periods, we will include commentary in our discussion and analysis of net sales.

2012 vs. 2011, page 21

2.	We note your response to comment 2 of our letter dated January 22, 2014. In future filings, please elaborate to describe in further detail what you mean by investment in merchandise pricing.
Response:

In future filings, we will update our Management’s Discussion and Analysis of Financial Condition and Results of Operations - Overview section of our Form 10-Q and 10-K to the following effect as might be applicable:

Our investments in merchandise pricing include reducing prices on merchandise to drive sales or meet competition and holding prices steady despite cost increases instead of passing the increases on to our members.

James Allegretto, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 3, 2014

Selling, General and Administrative Expenses, page 22

3.
We note your response to comment 3 of our letter dated January 22, 2014 that a substantial portion of your SG&A is attributable to payroll and benefits for warehouse employees, credit card processing, bank charges and utilities. While there may be some correlation between such items and the volume of sales, your relative discussion of SG&A fails to capture increases in SG&A that are not volume related such as salary and benefit increases for existing workforce and changes in non-warehouse employees, changes in other items of overhead, and fluctuations due to changes in energy prices. While your existing discussion of SG&A relative to sales is informative, we believe it would be more transparent to also discuss those items that do not exactly correlate with the volume of sales to the same extent as cost of sales. Please revise in future filings. With respect to your credit card processing and bank charges, please explain to us in detail your arrangement with American Express as it relates to the merchant discount fee structure. Please also advise whether Costco-issued AMEX cards that generate rewards are subject to the same merchant discount as non-proprietary cards and how the merchant discount is classified. Please also tell us how the cash-back feature of these cards are recognized, measured and classified in your financial statements.

Response:

In our discussion and analysis, we focus on results as “seen through the eyes of those who manage [our] business.”1 As management, we analyze our selling, general, and administrative expense (SG&A) as a percentage of sales. We believe that our historical SG&A discussion, which has followed this approach, has been transparent and informative. Our disclosure (see examples below) includes both material components of SG&A in addition to unusual or non-recurring charges in the current period, which may only be one or two basis points as a percentage change in our net sales but we deem these charges important to discuss so that investors understand the overall changes in our SG&A costs.

Examples of these disclosures in our past filings include:

2014 vs. 2013
SG&A expenses as a percent of net sales increased seventeen basis points compared to the first quarter of 2013. Excluding the effect of gasoline price deflation on net sales, SG&A expenses increased seven basis points. This increase, driven by higher stock compensation expense of five basis points resulting primarily from appreciation in the trading price of the Company's common stock, occurred despite a 14% reduction in the average number of RSUs granted to each participant during the quarter.

2012 vs. 2011
SG&A expenses as a percent of net sales improved 17 basis points compared to 2011. Excluding the effect of gasoline price inflation, SG&A expenses improved nine basis points, primarily due to an eleven basis point improvement in our warehouse operating costs, largely payroll.  This improvement was partially offset by contributions to an initiative reforming alcohol beverage laws in Washington State and higher stock compensation expense, which had negative impacts of two basis points each. Higher costs related to the modernization of our information systems and related activities, which includes the re-platforming of our e-commerce sites, also adversely impacted our SG&A percentage.

2011 vs. 2010
SG&A expenses as a percent of net sales improved 31 basis points in 2011 compared to 2010. Excluding the effect of gasoline price inflation, SG&A expenses improved 11 basis points, primarily due to a 15 basis point improvement in our warehouse operating costs, largely payroll. This improvement was partially offset by a non-recurring benefit of $24, or three basis points, recorded in fiscal 2010 related to the refund of a previously recorded Canadian employee tax liability.

________________________________
1 Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. Securities and Exchange Commission. 17 CFR Parts 211, 231 and 241. Release Nos. 33-8350; 34-48960; FR-72

James Allegretto, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 3, 2014

In addition to being granular, these disclosures generally make self-evident whether the particular expense for which a change has been highlighted is one that would be expected to vary with sales. As it happens, the changes highlighted recently have generally been of the type not varying substantially with the level of sales. We believe further discussion in absolute dollar changes beyond what we have historically disclosed would not be beneficial to our investors nor provide them with meaningful information to further understand our results.

We have a Card Acceptance agreement with American Express (AMEX) for the acceptance of all AMEX branded cards, which would include the Costco co-branded AMEX card. The contractual merchant discount rate applies to all AMEX cards accepted and the resulting fees are recorded in our SG&A. In addition to the Card Acceptance agreement, we have a Co-Branded Card Program (Co-Branded Agreement) agreement with AMEX to issue the Costco co-branded card, to engage in joint promotional efforts, and to receive rebates and other pay-for performance incentives. We account for the Co-Branded Agreement following the guidance in ASC Subtopic 605-50, Revenue- Customer Payments and Incentives. Certain rebates and incentives are recorded as a reduction to SG&A, offsetting specific incremental expenses incurred by the Company; with the remainder accounted for as revenue and included in net sales, where we have determined that AMEX has received an identifiable benefit.

The reward earned by our members from use of the co-branded card is delivered to our members by AMEX in the form of a reward certificate. We accept these certificates as a form of payment from our members and receive reimbursement from AMEX for certificates redeemed. There is no impact to our consolidated statements of operations for these rewards earned by members. There is, therefore, no basis for discussing separately these issuances or redemptions in our financial statements.

Stock Repurchase Programs, page 49

4.
We note your response to comment 6 of our letter dated January 22, 2014. In future filings, please revise your stock repurchase program accounting policy footnote on page 49 to indicate how you allocate the cost of the repurchased shares to APIC and retained earnings. In this regard, please disclose the method used, such as average cost or specific identification. Refer to ASC 505-30-50-4 and ASC 235-10-50-3a.

Response:

In future filings, we will expand our stock repurchase program accounting policy disclosure to the following effect:

Repurchased shares of common stock are retired, in accordance with the Washington Business Corporation Act. The par value of repurchased shares is first deducted from common stock and the excess repurchase price over par value is then deducted by allocation to both additional paid-in capital and retained earnings. The amount allocated to additional paid-in-capital is calculated as the current value of additional paid-in-capital per share outstanding and is applied to the number of shares repurchased. Any remaining amount is allocated to retained earnings.

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE CORPORATION
/s/ RICHARD A. GALANTI

Richard A. Galanti
Executive Vice President and
Chief Financial Officer

3